June 6, 2006 VIA EDGAR AND UPS Mr. Max A. Webb Assistant Director Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Mayer, Brown, Rowe & Maw LLP

1675 Broadway

New York, New York 10019-5820

Main Tel (212) 506-2500

Main Fax (212) 262-1910

www.mayerbrownrowe.com

Paul A. Jorissen

Direct Tel (212) 506-2555

Direct Fax (212) 849-5555

pjorissen@mayerbrownrowe.com

Re:	SG Mortgage Securities, LLC Registration Statement on Form S-3 Filed on February 21, 2006 File No. 333-131973 Response to Comment Letter dated May 5, 2006

Dear Mr. Webb:

On behalf of SG Mortgage Securities, LLC (the “Depositor”), we submit this letter in response to the comments in your letter dated May 5, 2006 relating to the above-referenced registration statement. To facilitate your review of our responses, we have enclosed changed pages from the form of prospectus supplement (notes structure) showing revisions made in response to your comments, cross-referenced to the corresponding comment number. We are also enclosing changed pages to the base prospectus and form of prospectus supplement (certificates structure), in each case showing a minor change to the date on the cover page. Complete copies of each of these documents are also enclosed as part of the Amendment No. 2 to the Registration Statement filed herewith.

    Registration Statement on Form S-3

    Prospectus Supplement #2

1.	Please ensure that prior comments have been universally applied to each prospectus supplement and the base prospectus, as applicable. For instance, it appears that prior comments 6 and 7 were not applied to prospectus supplement #2.

Response: We have reviewed each prospectus supplement and the base prospectus to ensure that prior comments have been universally applied to each prospectus supplement and the base prospectus, as applicable.

    Base Prospectus

    Convertible Mortgage Loans p. 6

2.	We note your response to prior comment 9. Please confirm that the remarketing of loans only occurs at the mortgagor’s election when an adjustable rate mortgage loan is converted to a fixed rate mortgage loan.

Response: We confirm that the remarketing of loans only occurs at the mortgagor’s election when an adjustable rate mortgage loan is converted to a fixed rate mortgage loan.

3.	Please specifically explain whether the Pooling and Servicing Agreement or other controlling document dictates both the sale of assets and the exercise of any put option. Please further describe any conditions that would trigger the exercise of any put option.

Response: In the case of any transaction that provides for the remarketing of converted loans, we confirm that the Pooling and Servicing Agreement or other controlling document specified by the applicable prospectus supplement will set forth the provisions related to the sale of the converted loans and the exercise of any related put option. As specified in our response to prior Comment 9, and as further noted in our response to Comment 2 above, the remarketing of loans would be triggered only when an adjustable rate mortgage loan is converted to a fixed rate mortgage loan at the mortgagor’s election.

4.	Please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act when disposing of any convertible loans. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff’s view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of real-estate type interests. See, e.g. NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer’s assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer’s assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Response: Generally, the issuing entity will rely on Rule 3a-7 of the Investment Company Act of 1940 (the “1940 Act”) when disposing of any converted loans. For the reasons we noted in our response to prior comment 9, dispositions of such converted loans, to the extent they are achieved pursuant to third-party put obligations by creditworthy third parties, are not inconsistent with the requirements of Rule 3a-7.

Alternatively, in any case where the issuing entity will rely on Section 3(c)(5)(C) of the 1940 Act, the Registrant undertakes to structure the transaction to ensure that the composition of assets in the trust is at all times consistent with the percentage tests described above in this Comment 4. In particular, no third-party put obligation related to such converted loans will be included that would cause any of the subject securities to be redeemable securities, with the meaning of the 1940 Act.

    Purchase Obligations, page 64

5.	Please confirm that in no event will purchase obligations be held by a security holder. Alternatively, tell us why this would not create a redeemable security.

Response: If the Registrant issues securities that incorporate purchase obligations of the types referred to on page 64, those securities would be structured so as not to be “redeemable securities” within the meaning of Section 2 of the Investment Company Act of 1940 (the “1940 Act”).

A “redeemable security” is defined under Section 2 of the 1940 Act as “any security…under the terms of which the holder…is entitled, upon its presentation to the issuer…to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” Where redemption is not at the option of the securityholder, but depends upon the occurrence of a condition that is not within the securityholder’s control, the security is not a “redeemable security.” The fact that a holder of such securities may also be the obligor on a related purchase obligation should not make those securities “redeemable securities.”

The Registrant confirms that the Registrant will assess any such purchase obligations for compliance with Rule 3a-7 and Section 3(c)(5)(C), including the related no-action letters, before the subject securities are issued.

* * * * * * *

If you have any additional questions you would like to discuss, please do not hesitate to contact me (212) 506-2555 or William Malpica of Mayer, Brown, Rowe & Maw LLP at (212) 506-2228. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorissen
Paul A. Jorissen

cc:	Daniel H. Morris

Arnaud Denis

John B. Maclay

Jeffrey P. Cantrell

Kim Zielinski

William Malpica